03012750

VF 3-14-03

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM DD YY) AND ENDING 12/31/02 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK ADVISORS INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue 9TH Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Martino (212) 922-1995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rossello, Joseph A.
(Name – *if individual, state last, first, middle name*)

4250 Sunrise Highway Room #5 (Address) Massapequa, (City) NY (State) 11758 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 12 2003 WASH, D.C. 165

PROCESSED MAR 24 2003 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK ADVISORS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES M. POLLIO
Notary Public, State of New York
NO. 01PO5050306
Qualified in Nassau County
Commission Expires Oct 10, 2005

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.R. Financial Services, Inc.
Joseph Rossello, CPA
232 West End Avenue
Massapequa, New York, 11758
PHONE (516) 798-8262

Board of Directors
Westrock Advisors, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Westrock Advisors, Inc. as of December 31, 2002, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Westrock Advisors, Inc. as of December 31, 2002, and the results of operations, changes in ownership equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JOSEPH A. ROSSELLO, CPA

Massapequa, New York
February 21, 2003

WESTROCK ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

	Allowable	Non – Allowable	Total
Cash and cash equivalents	$ 8,331	$ -0-	$ 8,331
Due from clearing broker	327,291	-0-	327,291
Due from other brokers	22	15,980	16,002
Investments	-0-	44,000	44,000
Furniture and fixtures (net of accumulated depreciation of $74,432)	-0-	56,396	56,396
Other assets and advances	-0-	107,679	107,679
Total Assets	$ 335,644	$ 224,055	$ 559,699

LIABILITIES AND STOCKHOLDERS' EQUITY

	Allowable	Non – Allowable	Total
Bank loans payable	$ 80,519	$ -0-	$ 80,519
Accounts payable and accrued expenses	151,002	-0-	151,002
Total Liabilities	231,521	-0-	231,521
Stockholders' Equity			
Common stock-voting 2,500,000 shares authorized 1,237,750 share issued and outstanding			200
Paid-in capital			1,322,210
Retained earnings			(937,680)
			384,730
Less: treasury stock			(56,552)
Total Stockholders' Equity			328,178
Total Liabilities and Stockholders' Equity			$ 559,699

The accompanying notes are an integral parts of these statements.